SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

Amendment No. 2

Rule 13e-3 Transaction Statement
Under Section 13(e) of the Securities Exchange Act of 1934

CASTLEPOINT HOLDINGS, LTD.
(Name of Issuer)

CastlePoint Holdings, Ltd.
Tower Group, Inc.
Ocean I Corporation
Michael H. Lee
 (Name of Persons Filing Statement)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G19522112
(CUSIP Number of Class of Securities)

CastlePoint Holdings, Ltd.	Tower Group, Inc.
Victoria Hall	120 Broadway (31st Floor)
11 Victoria Street	New York, New York 10271
Hamilton HM 11, Bermuda	Attn: Francis M. Colalucci
Attn: Roger A. Brown, Esq.	Tel. No.: (212) 655-2000
Tel. No.: (441) 294-6409

 (Name, Address, and Telephone Numbers of Person Authorized to Receive
Notices and Communications on Behalf of Persons Filing Statement)

copies to:

Matthew M. Ricciardi, Esq. Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019 (212) 259-8000	Michael W. Blair, Esq. Debevoise & Plimpton LLP 919 Third Avenue New York, NY 10022 (212) 909-6000	John Evangelakos, Esq. Stephen M. Kotran, Esq. Sullivan & Cromwell LLP 125 Broad Street New York, NY 10004 (212) 558-4000

 This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
☒	b.	The filing of a registration statement under the Securities Act of 1933.
☐	c.	A tender offer.
☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Value(1)	Amount of Filing Fee(2)
$388,252,982	$15,258

(1)           The filing fee is based on the product of (i) $11.06, the average of the high and low prices per share of CastlePoint common shares on September 29, 2008, as quoted on the NASDAQ Global Select Market, multiplied by (ii) 35,750,735, which is the amount of CastlePoint common shares outstanding on September 29, 2008 (other than the 2,550,000 common shares held by Tower).

(2)           Determined in accordance with Exchange Act Rule 0-11(b) by multiplying the transaction value of $388,252,982 by 0.00003930.

☐

Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

INTRODUCTION

This Rule 13e-3 transaction statement on Schedule 13E-3 (this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons, which are collectively referred to as the “filing persons”: Tower Group Inc., a Delaware corporation (“Tower”), CastlePoint Holdings, Ltd., a Bermuda exempted company (“CastlePoint”), Ocean I Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Tower (“Ocean I”) and Michael H. Lee.

This Transaction Statement relates to the Agreement and Plan of Merger (the “merger agreement”), dated as of August 4, 2008, by and among Tower, Ocean I and CastlePoint.  Pursuant to the merger agreement, subject to stockholder/shareholder approval and satisfaction or waiver of the other conditions specified in the merger agreement, on the closing date of the transaction CastlePoint will be merged, and amalgamated, with and into Ocean I upon the terms and subject to the conditions set forth in the merger agreement, and Ocean I will continue as the surviving company and will succeed to and assume all the rights and obligations of CastlePoint.  Further, pursuant to the merger agreement, CastlePoint shareholders (including CastlePoint shareholders that do not vote in favor of the merger, but excluding Tower or any wholly-owned subsidiary of Tower, holders of restricted shares and holders of any common shares as to which appraisal rights have been exercised pursuant to Bermuda law) will receive, subject to adjustment as set forth in the merger agreement, a fraction of a share of Tower’s common stock, par value $0.01 per share, which we refer to as “Tower common stock,” equal to the exchange ratio, and cash consideration of $1.83 for each outstanding common share, par value $0.01 per share, in the share capital of CastlePoint, which we refer to as a “CastlePoint common share.” The exchange ratio is determined by reference to the volume weighted average price per share of Tower common stock on the NASDAQ Global Select Market during a 15 trading day window immediately preceding the fifth trading day prior to the closing date, which we refer to as the “average Tower stock price,” and will be fixed at 0.47 if the average Tower stock price is equal to or greater than $20.00 and equal to or less than $26.00. If the average Tower stock price is greater than $26.00, the exchange ratio will be adjusted downward to provide CastlePoint shareholders with a fixed value per share of $14.05 (including $1.83 of cash per share). If the average Tower stock price is less than $20.00 but equal to or more than $17.50, the exchange ratio will be adjusted upward to provide CastlePoint shareholders with a fixed value per share of $11.23 (including $1.83 of cash per share). However, if the average Tower stock price falls below $17.50, the exchange ratio will be fixed at 0.5371, and CastlePoint will have the right, for a limited period, to terminate the merger agreement, unless Tower elects to add additional shares of Tower common stock or cash to provide CastlePoint shareholders with a value per share of $11.23 (including the amount in cash per share), except that the exchange rate may not be less than 0.5371 and the per share cash consideration may not be less than $1.83.

Concurrently with the filing of this Transaction Statement, Tower and CastlePoint are filing with the SEC a registration statement on Form S-4, which includes a joint proxy statement/prospectus (the “Joint Proxy Statement/Prospectus”) relating to the special meeting of the Tower stockholders and the special general meeting of CastlePoint shareholders. At the Tower special meeting, Tower stockholders will be asked to consider and vote upon a proposal to adopt an amendment to the amended and restated certificate of incorporation of Tower to increase the maximum number of authorized shares of common stock, par value $0.01 per share, from 40,000,000 shares to 100,000,000 shares in connection with the merger and to consider and vote upon a proposal to approve the issuance of shares of common stock, par value $0.01 per share, pursuant to the merger agreement.  At the CastlePoint special general meeting, CastlePoint shareholders will be asked to consider and vote upon (i) a proposal to approve and adopt an amendment to the amended and restated bye-laws of CastlePoint permitting a CastlePoint shareholder to irrevocably appoint a proxy, (ii) a proposal to approve and adopt an amendment to the amended and restated bye-laws of CastlePoint permitting the shareholders of CastlePoint to approve an amalgamation of CastlePoint with a foreign company by the affirmative vote of a majority of the votes cast at a general meeting of the shareholders of CastlePoint and (iii) a proposal to approve and adopt the merger agreement and approve the merger.

The cross references below are being supplied pursuant to General Instruction G to Schedule 13E-3 and show the location in the Joint Proxy Statement/Prospectus of the information required to be included in response to the items of Schedule 13E-3. The information contained in the Joint Proxy Statement/Prospectus, including all annexes thereto, is incorporated in its entirety herein by this reference, and the responses to each Item in this Transaction Statement are qualified in their entirety by the information contained in the Joint Proxy Statement/Prospectus and the annexes thereto. As of the date hereof, the Joint Proxy Statement/Prospectus is in preliminary form and is subject to completion or amendment. All information contained in this Transaction Statement concerning any of the filing persons has been provided by such filing person and none of the filing persons takes responsibility for the accuracy of any information not supplied by such filing person.

Item 1.                       Summary Term Sheet.

Item 1001 of Regulation M-A:

The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference: “Summary” and “Questions and Answers About the Merger.”

Item 2.    Subject Company Information.

Item 1002 of Regulation M-A:

(a)

Name and Address. The information set forth in the Joint Proxy Statement/Prospectus under the captions “Summary—CastlePoint” and “Information About the Companies—CastlePoint” is incorporated herein by reference.

(b)

Securities. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference: “The CastlePoint Special General Meeting—CastlePoint Record Date,” and “Comparison of Stockholder/Shareholder Rights.” The exact title of each class of the subject equity securities is “common shares, par value $0.01 per share.”

(c)-(d)

Trading Market and Price; Dividends. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated here by reference:

“Summary—CastlePoint”

“Summary—Dividends and Distributions”

“Market Price and Dividend Information”

“Special Factors—Dividends and Distributions”

(e)

Prior Public Offerings. The information set forth in the Joint Proxy Statement/Prospectus under the caption “Transactions in CastlePoint Common Shares—Prior Public Offerings” is incorporated herein by reference.

(f)

Prior Stock Purchases. The information set forth in the Joint Proxy Statement/Prospectus under the caption “Transactions in CastlePoint Common Shares—Prior Purchases” is incorporated herein by reference.

Item 3.                       Identity and Background of Filing Persons.

Item 1003 of Regulation M-A:

(a)-(c)

Name and address; Business and background of entities; Business and background of natural persons. CastlePoint is an affiliate of Tower because Michael H. Lee serves as the chief executive officer and chairman of the board of directors of each CastlePoint and Tower. Tower is the holder of 2,555,000 CastlePoint common shares, which represents approximately 6.3% of the outstanding CastlePoint common shares. CastlePoint and/or its subsidiaries are parties to a master agreement, certain reinsurance agreements, management agreements and service and expense sharing agreements with Tower and/or its subsidiaries. Each executive officer and director of CastlePoint and Tower is a United States citizen. CastlePoint is the subject company. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Tower”

“Summary—CastlePoint”

“Summary—Interests of Tower and CastlePoint Directors and Executive Officers in the Merger”

“Special Factors—Interests of Tower and CastlePoint Directors and Executive Officers in the Merger”

“Tower Management”

“CastlePoint Management”

Item 4.                       Terms of the Transaction.

Item 1004 of Regulation M-A:

(a)

Material Terms. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary”

“Special Factors”

“Description of the Merger Agreement”

“The Tower Special Meeting—Required Votes”

“The CastlePoint Special General Meeting—Required Votes”

“The Voting Agreements”

“Comparison of Stockholder/Shareholder Rights”

“Material U.S. Federal Income Tax Consequences”

“Annex A—Agreement and Plan of Merger by and among Tower, Ocean I and CastlePoint”

“Annex B—Voting Agreement between Tower and Michael H. Lee”

“Annex C—Voting Agreement between CastlePoint and Michael H. Lee”

(c)

Different Terms. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—The Merger Proposal—Merger Consideration”

“Risk Factors”

“Special Factors—General Description of the Merger”

“Description of the Merger Agreement—Merger Consideration”

“Description of the Merger Agreement—Treatment of CastlePoint Share Options and Restricted Shares”

(d)

Appraisal Rights. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Risk Factors”

“Special Factors—Dissenters’ Rights of Appraisal for CastlePoint Shareholders”

“Comparison of Stockholder/Shareholder Rights—Appraisal Rights/Dissenters’ Rights”

(e)	Provisions For Unaffiliated Security Holders. None.

(f)

Eligibility for Listing or Trading. The information set forth in the Joint Proxy Statement/Prospectus under the caption “Special Factors—Listing of the Tower Common Stock” is incorporated herein by reference.

Item 5.                       Past Contacts, Transactions, Negotiations and Agreements.

Item 1005 of Regulation M-A:

(a)

Transactions. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Certain Transactions with Directors, Executive Officers and Affiliates”

“Where You Can Find More Information”

(b)-(c)

Significant Corporate Events; Negotiations or Contacts. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—CastlePoint”

“Special Factors—Background of the Merger”

“Description of the Merger Agreement”

“Certain Transactions with Directors, Executive Officers and Affiliates”

“Waiver Agreement”

“The Voting Agreements”

“Annex A—Agreement and Plan of Merger by and among Tower, Ocean I and CastlePoint”

“Annex B—Voting Agreement between Tower and Michael H. Lee”

“Annex C—Voting Agreement between CastlePoint and Michael H. Lee”

(e)

Agreements Involving the Subject Company’s Securities. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Description of the Merger Agreement”

“Certain Transactions with Directors, Executive Officers and Affiliates”

“The Voting Agreements”

“Annex A—Agreement and Plan of Merger by and among Tower, Ocean I and CastlePoint”

“Annex B—Voting Agreement between Tower and Michael H. Lee”

“Annex C—Voting Agreement between CastlePoint and Michael H. Lee”

Item 6.                       Purposes of the Transaction and Plans or Proposals.

Item 1006 of Regulation M-A:

(b)

Use of Securities Acquired. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Effects of Completing the Merger”

“Description of the Merger Agreement—Merger Consideration”

“Description of the Merger Agreement—Exchange of CastlePoint Common Shares”

“Description of the Merger Agreement—Treatment of Warrants”

“Description of the Merger Agreement—Treatment of CastlePoint Share Options and Restricted Shares”

(c)

Plans. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary”

“Special Factors—Background of the Merger”

“Special Factors—Reasons Why the Tower Special Committee and the Tower Board of Directors Recommend Approval of the Merger”

“Special Factors—CastlePoint’s Reasons for, and Fairness of, the Merger”

“Special Factors—Effects of Completing the Merger”

“Description of the Merger Agreement—Exchange of CastlePoint Common Shares”

“Annex A—Agreement and Plan of Merger by and among Tower, Ocean I and CastlePoint”

Item 7.                       Purposes, Alternatives, Reasons and Effects.

Item 1013 of Regulation M-A:

(a)-(c)

Purposes; Alternatives; Reasons. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Recommendations of the Special Committees and the Boards of Directors”

“Summary—Tower’s and CastlePoint’s Reasons for the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Tower Special Committee and the Tower Board of Directors”

“Special Factors—Position of the Tower Schedule 13e-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Reasons Why the Tower Special Committee and the Tower Board of Directors Recommend Approval of the Merger”

“Special Factors—Recommendations of the CastlePoint Special Committee and the CastlePoint Board of Directors”

“Special Factors—CastlePoint’s Reasons for, and Fairness of, the Merger”

“Special Factors—Alternatives to the Merger Considered by the Tower Special Committee and the CastlePoint Special Committee”

(d)

Effects. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—Effects of Completing the Merger”

“Special Factors—Material U.S. Federal Income Tax Consequences”

“Special Factors—Unaudited Pro Forma Consolidated Financial Information of Tower”

“Annex A—Agreement and Plan of Merger by and among Tower, Ocean I and CastlePoint”

Item 8.                       Fairness of the Transaction.

Item 1014 of Regulation M-A:

(a)-(b)

Fairness; Factors Considered in Determining Fairness. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Recommendations of the Special Committees and the Boards of Directors”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Tower Special Committee and the Tower Board of Directors”

“Special Factors—Position of the Tower Schedule 13e-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Reasons Why the Tower Special Committee and the Tower Board of Directors Recommend Approval of  the Merger”

“Special Factors—Opinion of the Financial Advisor of the Tower Special Committee”

“Special Factors—Recommendations of the CastlePoint Special Committee and the CastlePoint Board of Directors”

“Special Factors—CastlePoint’s Reasons for, and Fairness of, the Merger”

“Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee”

“Annex D—Fairness Opinion of Lazard Frères & Co. LLC”

“Annex E—Fairness Opinion of Goldman, Sachs & Co.”

(c)

Approval of Security Holders. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Special Factors—CastlePoint’s Reasons for, and Fairness of, the Merger”

“Special Factors—Approval of the Charter Amendment and the Share Issuance”

“Speical Factors—Approval and Adoption of the Bye-Law Amendments and the Merger Agreement and the Merger”

(d)-(e)

Unaffiliated Representative; Approval of Directors. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—Recommendations of the Special Committees and the Boards of Directors”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Tower Special Committee and the Tower Board of Directors”

“Special Factors—Position of the Tower Schedule 13e-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Recommendations of the CastlePoint Special Committee and the CastlePoint Board of Directors”

“Special Factors—CastlePoint’s Reasons for, and Fairness of, the Merger”

“Annex D—Fairness Opinion of Lazard Frères & Co. LLC” “Annex E—Fairness Opinion of Goldman, Sachs & Co.”

(f)

Other Offers. None. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—CastlePoint’s Reasons for, and Fairness of, the Merger.”

Item 9.                       Reports, Opinions, Appraisals and Certain Negotiations.

Item 1015 of Regulation M-A:

(a)-(b)

Report, Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Tower Special Committee and the Tower Board of Directors”

“Special Factors—Opinion of the Financial Advisor of the Tower Special Committee”

“Special Factors—Recommendations of the CastlePoint Special Committee and the CastlePoint Board of Directors”

“Special Factors—Opinion of the Financial Advisor of the CastlePoint Special Committee”

“Special Factors—Presentations by Swainbrook to the Tower Special Committee”

“Annex D—Fairness Opinion of Lazard Frères & Co. LLC”

“Annex E—Fairness Opinion of Goldman, Sachs & Co.”

(c)

Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of Tower or CastlePoint, as applicable, during normal business hours by any interested holder of Tower common stock or CastlePoint common shares or its representative who has been so designated in writing, as applicable.

Item 10.                Source and Amounts of Funds or Other Consideration.

Item 1007 of Regulation M-A:

(a)-(d)

Source of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Joint Proxy Statement/Prospectus under the following caption is incorporated herein by reference: “Special Factors—Sources of Funds; Fees and Expenses.”

Item 11.                Interest in Securities of the Subject Company.

Item 1008 of Regulation M-A:

(a)

Securities Ownership. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Summary—CastlePoint”

“Summary—Interests of Tower and CastlePoint Directors and Executive Officers in the Merger”

“Special Factors—Interests of Tower and CastlePoint Directors and Executive Officers in the Merger

“Security Ownership of Certain Beneficial Owners and Management”

(b)

Securities Transactions.  None. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Transactions in CastlePoint Common Shares”

Item 12.                The Solicitation or Recommendation.

Item 1012 of Regulation M-A:

(d)

Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“The Tower Special Meeting”

“The CastlePoint Special General Meeting”

“Special Factors—Background of the Merger”

“Special Factors— Interests of Tower and CastlePoint Directors and Executive Officers in the Merger”

“The Special Meeting—CastlePoint’s Reasons for, and Fairness of, the Merger”

“The Tower Special Meeting—Directors and Executive Officers; Voting Agreement with Michael H. Lee”

“The CastlePoint Special General Meeting—Directors and Executive Officers; Voting Agreement with Michael H. Lee; Tower Voting Covenants”

“The Voting Agreements”

“Annex A—Agreement and Plan of Merger by and among Tower, Ocean I and CastlePoint”

“Annex B—Voting Agreement between Tower and Michael H. Lee”

“Annex C—Voting Agreement between CastlePoint and Michael H. Lee”

(e)

Recommendation of Others. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“Questions and Answers About the Merger”

“Summary—Interests of Tower and CastlePoint Directors and Executive Officers in the Merger”

“Special Factors—Background of the Merger”

“Special Factors—Recommendations of the Tower Special Committee and the Tower Board of Directors”

“Special Factors—Position of the Tower Schedule 13e-3 Filing Persons as to the Fairness of the Merger”

“Special Factors—Reasons Why the Tower Special Committee and the Tower Board of Directors Recommend Approval of the Merger”

“Special Factors—Recommendations of the CastlePoint Special Committee and the CastlePoint Board of Directors”

“Special Factors—CastlePoint’s Reasons for, and Fairness of, the Merger”

“Special Factors—Interests of Tower and CastlePoint Directors and Executive Officers in the Merger”

Item 13.                Financial Statements.

Item 1010 of Regulation M-A:

(a)

Financial Information. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference: “Selected Historical Consolidated Financial Data of CastlePoint,” and “Where You Can Find More Information.” The information contained in the Consolidated Financial Statements included in CastlePoint’s annual report on Form 10-K for the fiscal year ended December 31, 2007, in its quarterly report on Form 10-Q for its quarter ended March 31, 2008 and in its quarterly report on Form 10-Q for its quarter ended June 30, 2008 is incorporated herein by reference.

(b)

Pro Forma Information.  The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference: “Unaudited Pro Forma Consolidated Financial Information of Tower” and “Certain Financial Projections.”

Item 14.                Persons/Assets, Retained, Employed, Compensated or Used.

Item 1009 of Regulation M-A:

(a)-(b)

Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Joint Proxy Statement/Prospectus under the following captions is incorporated herein by reference:

“The Tower Special Meeting—Solicitation of Proxies”

“The CastlePoint Special General Meeting—Solicitation of Proxies”

Item 15.                Additional Information.

Item 1011(b) of Regulation M-A:

(b)	Other Material Information. The entirety of the Joint Proxy Statement/Prospectus, including all annexes thereto, is incorporated herein by reference.

Item 16.                Exhibits.

Item 1016 of Regulation M-A:

(a) (1)

Joint Proxy Statement/Prospectus of Tower and CastlePoint, incorporated herein by reference to the registration statement on Form S-4 filed by Tower on September 30, 2008 as amended by Amendment No. 1 filed by Tower on November 7, 2008

(a) (2)	Form of Tower Proxy Card filed with the Joint Proxy Statement/Prospectus, incorporated herein by reference
(a) (3)	Form of CastlePoint Proxy Card filed with the Joint Proxy Statement/Prospectus, incorporated herein by reference
(a) (4)‡	Communication to Certain Customers by Tower (previously filed as Exhibit 99.1 to Tower’s Current Report on Form 8-K dated August 7, 2008, and incorporated herein by reference)
(a) (5)‡	Investor Presentation by Tower (previously filed as Exhibit 99.1 to Tower’s Current Report on Form 8-K dated September 4, 2008, and incorporated herein by reference)
(c) (1)‡

Fairness Opinion of Lazard Frères & Co. LLC (“Lazard”) to the Tower special committee and board of directors, dated August 4, 2008 (attached as Annex C to the Joint Proxy Statement/Prospectus, and incorporated herein by reference)

(c) (2)‡

Fairness Opinion of Goldman, Sachs & Co. (“Goldman”) to the CastlePoint special committee and board of directors, dated August 4, 2008 (attached as Annex D to the Joint Proxy Statement/Prospectus, and incorporated herein by reference)

(c) (3)*	Presentation of Lazard to the Tower special committee, dated March 14, 2008
(c) (4)*	Presentation of Goldman to the CastlePoint special committee, dated March 14, 2008
(c) (5)*	Presentation of Goldman to the CastlePoint special committee, dated March 21, 2008
(c) (6)*	Presentation of Lazard to the Tower special committee, dated May 27, 2008
(c) (7)*	Presentation of Lazard to the Tower special committee, dated June 3, 2008
(c) (8)*	Presentation of Goldman to the CastlePoint special committee, dated June 3, 2008
(c) (9)*	Presentation of Lazard to the Tower special committee, dated June 11, 2008
(c) (10)*	Presentation of Goldman to the CastlePoint special committee, dated June 22, 2008
(c) (11)*	Presentation of Lazard to the Tower special committee, dated July 2, 2008
(c) (12)*	Presentation of Lazard to the Tower special committee, dated July 9, 2008
(c) (13)*	Presentation of Goldman to the CastlePoint special committee, dated July 10, 2008
(c) (14)*	Presentation of Lazard to the Tower special committee, dated July 21, 2008
(c) (15)*	Presentation of Goldman to the CastlePoint special committee, dated July 22, 2008
(c) (16)*	Presentation of Lazard to the Tower special committee, dated July 24, 2008
(c) (17)*	Presentation of Lazard to the Tower special committee, dated July 27, 2008
(c) (18)*	Presentation of Lazard to the Tower special committee, dated July 28, 2008
(c) (19)*	Presentation of Lazard to the Tower special committee, dated August 2, 2008
(c) (20)*	Presentation of Lazard to the Tower special committee, dated August 4, 2008
(c) (21)*	Presentation of Goldman to the CastlePoint special committee, dated August 4, 2008
(c) (22)	Presentation of Lazard to the Tower special committee, dated July 14, 2008
(c) (23)	Presentation of Lazard to the Tower special committee, dated July 26, 2008
(c) (24)	Presentation of Swainbrook Capital LLC (“Swainbrook”) to the Tower special committee, dated March 14, 2008
(c) (25)	Presentation of Swainbrook to the Tower special committee dated April 23, 2008
(c) (26)	Presentation of Swainbrook to the Tower special committee dated May 15, 2008
(d) (1)‡	Agreement and Plan of Merger, dated August 4, 2008, by and among Ocean I, Tower and CastlePoint (attached as Annex A to the Joint Proxy Statement/Prospectus and incorporated herein by reference)
(d) (2)‡

Registration Rights Agreement, dated as of April 4, 2006, by and between CastlePoint and Tower, incorporated by reference to CastlePoint’s Registration Statement on Form S-1 (No. 333-134628) filed on June 1, 2006

(d) (3)‡	Voting Agreement, dated August 4, 2008, between Tower and Michael H. Lee (attached as Annex B to the Joint Proxy Statement/Prospectus and incorporated herein by reference)
(d) (4)‡	Voting Agreement, dated August 4, 2008, between CastlePoint and Michael H. Lee (attached as Annex C to the Joint Proxy Statement/Prospectus and incorporated herein by reference)

(f) (1)‡

Dissenters’ rights of appraisal are described under the following captions in the Joint Proxy Statement/Prospectus, which are incorporated herein by reference: “Questions and Answers About the Merger” “Special Factors—Dissenters’ Rights of Appraisal for CastlePoint Shareholders” “Comparison of Stockholder/Shareholder Rights—Appraisal Rights/Dissenters’ Rights”

(g)	None.

*	Re-filed to provide more legible version
‡	Previously filed

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008

TOWER GROUP, INC.

By:	/s/ Francis M. Colalucci
Name:	Francis M. Colalucci
Title:	Senior Vice President – Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008

CASTLEPOINT HOLDINGS, LTD.

By:	/s/ Joel S. Weiner
Name:	Joel S. Weiner
Title:	Senior Vice President – Chief Financial Officer

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 10, 2008

OCEAN I CORPORATION

By:	/s/ Francis M. Colalucci
Name:	Francis M. Colalucci
Title:	Treasurer